Exhibit (a)(4)

This announcement is neither an offer to buy nor a solicitation of an offer to sell securities.  This offer is being made solely by the Offer to Purchase provided to shareholders of record and is not being made to, and tenders will not be accepted from or on behalf of, shareholders residing in any state in which making or accepting the offer would violate that jurisdiction’s laws. In those jurisdictions where the securities, Blue Sky, or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of the Purchaser only by one or more registered dealers licensed under the laws of such jurisdiction.

NOTICE OF EXTENSION OF OFFER TO PURCHASE FOR CASH:

Up to 1,800,000 Shares of common stock of

BENEFIT STREET PARTNERS REALTY TRUST, INC. (the “REIT”)
and increase of purchase price to $14.52 per Share
by: Comrit Investments 1, Limited Partnership (the “Purchaser”)

The Purchaser has extended its previously announced offer to purchase for cash up to 1,800,000 shares of common stock (“Shares”) of the REIT until 11:59 p.m., Eastern Time, on November 30, 2018, unless the tender offer is further extended. The tender offer previously had been scheduled to expire at 11:59 p.m., Eastern Time, on November 27, 2018, which was an extension from the originally scheduled expiration time of 11:59 p.m., Eastern Time, on November 2, 2018. The Purchaser has also increased the purchase price in the tender offer to $14.52 per Share, above the originally offered purchase price of $13.08 per Share. The tender offer, as so extended and amended, is being made upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, and in the related Assignment Form for the offer (which together constitute the “Offer” and the “Tender Offer Documents”).

Central Trade & Transfer, LLC, an affiliate of Orchard Securities, LLC, Member FINRA/SIPC (“CTT”), who is facilitating the settlement of and payment for the tendered Shares in conjunction with REIT’s transfer agent, has indicated that, as of October 25, 2018, no shares of the REIT’s common stock have been validly tendered and not properly withdrawn pursuant to the tender offer. Stockholders who have already tendered their shares into the tender offer do not have to re-tender their shares or take any other action as a result of the extension of the expiration time of the tender offer. Further, as a result of the increase in the purchase price from $13.08 to $14.52 per Share, any Shares previously tendered into the tender offer will be deemed to have been tendered at $14.52 per Share.

Funding for the purchase of the Shares will be provided through the Purchaser’s existing capital and assets. The Offer is not being made for the purpose of acquiring or influencing control of the business of the REIT. The Offer will expire at 11:59 p.m., Eastern Time on November 30, 2018, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended the “Expiration Date”). The Purchaser will not provide a subsequent offering period following the Expiration Date. If the Purchaser makes a material change in the terms of the Offer, or if they waive a material condition to the Offer, they will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The minimum period during which the Offer must remain open following any material change in the terms of the Offer is generally 10 business days to allow for adequate dissemination to shareholders. Accordingly, if prior to the Expiration Date, the Purchaser increases (other than increases of not more than two percent of the outstanding Shares) or decrease the number of Shares being sought, or increase or decrease the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time. In all cases payment for the Shares purchased pursuant to the Offer will be made only after timely receipt of the Assignment Form (or facsimile or telecopy thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by such Assignment Form and successful transfer of ownership.

Tenders of Shares made pursuant to the Offer are irrevocable, except that shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to CTT a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. If tendering shareholders tender more than the number of Shares that the Purchaser seeks to purchase pursuant to the Offer for those Shares, the Purchaser will take into account the number of Shares so tendered and take up and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Shares tendered by each tendering shareholder during the period during which that Offer remains open. The terms of the Offer are more fully set forth in the formal Tender Offer Documents which are available from Purchaser at the Purchaser’s expense. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents also contain important information, including tax information, which should be read carefully before any decision is made with respect to the Offer.

For copies of the Tender Offer Documents, call CTT at 1-800-327-9990, make a written request addressed to Central Trade and Transfer, LLC, 401 South 850 East, Suite C1, Lehi, Utah 84043, email to offer@cttauctions.com, or visit www.cttauctions.com/offerdisclosures.